March 14, 2007

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Attention Ms. Janice McGuirk

RE:	SuperDirectories, Inc.

Amendment Number 3 to the Registration Statement on

Form 10-SB12G/A

Filed November 1, 2006

File No. 5153

Dear Ms. McGuirk:

We thank you for your December 14, 2006 comments respecting the Form 10SB Amendment Number 3 filed by SuperDirectories, Inc. (the “Company”) on November 1, 2006. Your continued guidance in our process of amending this registration statement is appreciated as we explained during our conference call among you, Pamela Howell, Esq. of your office, and the Company’s consultant, Frank Wright on February 27th. For your convenience we have repeated your numbered comments along with our reply. Page number references used in this letter, unless otherwise indicated, are to our Amendment Number 4 which will be filed at the same time as this response.

Part I.

General

1.	We reissue prior comment three from our letter dated July 27, 2006. The marked copy of the amendment should be in addition to the unmarked or clean copy and both should be filed on Edgar.

As you suggested during our conference call, we contacted Edgar Filer Support at 202-551-8900. We were instructed to file the “marked copy” of Amendment Number 4, showing additions to and deletions from Amendment #3 supplementally as correspondence via Edgar, at the same time as the actual filing via EDGAR of Amendment Number 4.

2.

We note that you filed as an exhibit the information we requested supplementally in prior comment two from our letter dated July 27, 2006. Please explain the relevance of the market information for Yahoo and Google when you are not a “search engine” and you say these are the market leaders. Also, explain the relevance of the revenues of companies such as Amazon and Ebay.

We believe that Yahoo and Google, in addition to being the leading search engines, are also directories, as is the Company. Based on their size, we believe that they may also be considered the “leading directories.” We think that information about companies in similar or related industries is relevant to an understanding of our business. Thus, we also included data concerning Amazon and Ebay. See “Other Business”, page 2 and “Competitive Situation”, page 5. Amendment 4 does not reference the exhibit in question, Instead we are providing that information to you supplementally as an Attachment to this response.

Ms. Janice McGuirk

March 14, 2007

Item 1. Description of Business,(Page 1)

3.

Further expand your description of business activities from start-up until now to explain why it has taken approximately seven (7) years to develop to this level and clarify any other business activities that occurred during this time period from inception to the present. See prior comment five from our letter dated July 27, 2006.

We believe that we have fully disclosed all business activities undertaken from inception to the present. The seven year development period that has elapsed from inception to date is attributable to the decision by management to “develop at a pace that does not strain or exceed our ability to attract private investors”.( Page 4)

Our Business (Page 2)

4.

We reissue prior comment eight from our letter dated July 27, 2006. Please discuss the added expenses associated with the human editing process and the potential limitations on the information – slower updating of information in the directories, out of date information or links, a higher level of specificity required in the search term, etc.

We have expanded the section “Our Business” on pages 2 – 4 to describe the expenses, potential limitations and related items included in your comment as an expanded disclosure.

The following excerpts from “Our Business” address some reasons for added expense:

“Each of our editors has been trained to create new categories and revise existing categories in our directory and add new pertinent websites” (Page 2);

“The “Human Editing Process” bears an average cost of $0.92 per category” (Page 2);

“We are now hiring and training two new consultants every month” (Page 3)

“We have a program that checks for “dead links” every day ” (Page 3); and

Over the years, we have developed and refined many software programs of our own to assist our consultants in their research, download through the internet, remotely create and organize categories with websites links into our database..” (Page 4)

5.	Please explain the reference to “disciplined completeness” in the third paragraph and “disciplined directory” in the fourth paragraph.

The terms “disciplined completeness” and “disciplined directory” are now addressed on Page 3.

“Human editing is the process of selection for and entry into our database of selected URL’s representing desired content. The selection process has enabled and will enable us to accumulate a database of disciplined completeness, (an orderly pattern) to link subject to location. The database is constructed and programmed to allow “full text” rather than “keyword” search of its directory.”

Full text search eliminates search responses that do not fully match the inquiring text and its sense completely.” The result is therefore more complete and more disciplined, less random.

Both terms are intended to suggest an orderly pattern. In the second paragraph use of that term, we have explained its use as, “in each case linking subject to location”, in other words, showing all the locations of a precisely defined subject. In the third paragraph, we have used the terminology to indicate to the reader that a “disciplined directory” (one designed around an orderly pattern) is what we are attempting to develop.

Ms. Janice McGuirk

March 14, 2007

6.	With respect to the database’s “human edited offerings”, how is it determined what to include or what not to include?

The editors are given their assignments in broad topic areas such as hotels, golf courses, schools. The editors search for and select sites to be included based upon their specific assignments within the framework of their training. The final word on selection rests with the company’s CEO at his discretion. (Page 3)

7.	Clarify how often the database information is reviewed for updating the information.

“Each of our editors has been trained to create new categories and revise existing categories in our directory and add new and pertinent websites. An editor consultant now bookmarks an average of 320 links per day into our database. It is our goal to grow this to over 500 per day with additional training. We now have 12 editors, 8 working on adding new information and 4 on revising” (Page 2)

“ We are now hiring and training two new consultants as editors every month. . . . We expect to add over 20,000 links per day within one year. We have a program that checks for “dead links” every day.” (Page 3)

“We have a program that checks the connectivity of all the URLs in its database every six hours. Any URLs that do not open within 10 seconds are listed and rechecked daily for 30 days and then automatically deleted if not active. Our consultants routinely revise the directory content.” (Page 4)

8.	We note that the examples cited in the discussion of your database tend to focus on businesses offering services. Clarify whether your database is focused upon such businesses.

We have added this clarification below and on page 3:

“To the extent service businesses are dominant in our database, that focus is not a planned limitation. It is our intention eventually to cover a much wider base of topics, however, we will be less likely to add others (manufacturing, research, biotechnology and other sciences, for example) until our capital raising progresses to support that expansion..”

9.	Explain the “options on queries type tools.”

“When searching a database, one might add refinement to a search by selecting from among a list of options to be added to or omitted from a search “query”. (Page 4). We refer to that capability as “option on queries type tools.” By using such tools, “Our navigation interface allows a user to follow a search path into categories and sub-categories visually on the screen. The database shows all countries and major cities of the world, regions, countries or best links to them, and a multitude of subjects in organized and classified listings .

10.

Explain the statement that your database is now growing at a rate of 1,500 categories per day when you state that you add searchable categories and links to relevant websites increasing those totals approximately every two hours. Also, reconcile with the disclosure on Page 14.

The contradictory language on Page 14 of Amendment 3 has been deleted from Amendment 4.

Ms. Janice McGuirk

March 14, 2007

Distribution Methods, page 3

11.

We note the reference to “a listing fee and pay per click charges every time a site is accessed by a user.” Clarify whether you currently charge a listing fee and receive pay per click charges. If not, please explain how and when you plan to implement this plan and discuss the impact this could have upon your database and the available listings in the database. It is likely that the database would be significantly reduced if the listed sites were charged a listing fee and a fee per click. Also, discuss the impact this would have upon the people accessing your database.

We do not currently charge listing fees or receive pay-per-click charges. We presently plan to commence such activity during the second half of the current fiscal year, as we have now explained in “Marketing Activities on Page 6:

“Among other things, it is planned that any of our listed sites that have not been covered by a “Pay-per-Click agreement” with us when we begin to market our service will receive a bi-weekly report showing the hits they have received from us. There are two kinds of listed websites – (1) ones that are listed in our quest to populate our database (these listings will remain free) and (2) ones that submit their website and pay the listing fee of $125.00. These latter will have the option to join our “Pay-per-Click” program at a fixed price of $0.25 per click. The ones that do not join will not be found on any query done on our database. As a result, they will get many fewer clicks since our users will find them only by navigating through our directory categories. We do not intend to remove any listed websites even if they are not a part of our “Pay-per-Click” agreement.

We have additionally modified “Distribution Methods” on Page 4 to indicate that our plan is no longer dependent upon the “variables” described in the same section of Amendment 3. Please see our response to your comment Number 17.

12.

Please briefly outline the material provisions of the Associate and Affiliate Agreements and file a copy of each as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B. Please be sure that the Exhibit Index reflects those filings. If you have not entered into any agreements and do not have any standard form agreements, please disclose the anticipated terms of these agreements.

We have not yet executed any Associate or Affiliate Agreements. We have not yet fully developed a standard form for such agreements. The anticipated terms of those agreements are described under the heading “Associates and Affiliates” in “Item 2 - Plan of Operations, Overview. Our current plan is that any such Associate or Affiliate would offer a product or service via listing on SuperDirectories.com and, by agreement, pay us a fee in a negotiated amount expected to be between 8% and 15% of the price of the “sold” item. See “Customers”, (Page 6).

13.

We reissue prior comment 20 from our letter dated July 27, 2006. Disclose in this section whether any of the proprietary products are owned by the company. Explain the proprietary and licenses software products used by your consultants.

We have disclosed:

on Page 7of Amendment 4 that “We hold no . . . patents, licenses, franchises, concessions or royalty agreements. . . . Most of our programs have been developed “in-house”; there are now 168 such programs running on our website.”; and

on Page 17 that,” Our database software is basically a modified Microsoft SQL. We have also written 38,000 pages of script to run our database and search performance.

Ms. Janice McGuirk

March 14, 2007

14.

We reissue prior comment 23 from our letter dated July 27, 2006. We note that the website was transferred to the company in 2000. Please disclose in greater detail the improvements that have been made since this purchase. Disclose the features of the website when transferred in 2000.

The disclosures on Page 9 of Amendment 4 include this response, “ In 2000, the basic structure was developed, and the database had 6,000 categories and not yet been configured for the “Full Text Search”. The company has since evolved into the present SuperDirectories, Inc. with a service mark, domain names, as well as an organized and trained web-consulting group and a database of over 1.5 million categories with “Full Text Service See Editing”. Please refer to the supplementary disclosures given as an attachment to this letter and described in response to your comment #2 which we believe is useful in demonstrating the improvements that have been made since the purchase.

15.

We reissue prior comment 24 from our letter dated July 27, 2006. We note that the website was acquired from your president. Please add disclosure in this section of the acquisition, as this would fall within Item 101(a) of Regulation S-B. Please file the agreement as an exhibit and disclose the material terms. We may have further comment.

We believe that we have added the requested disclosure under "Website" on Page 8 and in Exhibit 10.2 to Amendment 4.

16.

We reissue prior comment 26 from our letter dated July 27, 2006. Please revise the disclosure in this section and in the plan of operations section to discuss how this referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We again note the website referred to your plans to “specialize” in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

The implementation of our Plan of Operation is dependent upon our success in raising additional capital. The level of capital will help to determine our ability to implement aspects of our plan questioned by your comment. While the website uses the word “specialize”, we would prefer to point out that we intend to “engage” in such services, when we are financially able to do so. We have no more precise plan respecting those services. One of our Risk Factors (page 9) indicates that “we have no experience in developing these types of services...” and “...we cannot be sure that we will be able to develop [any or all of them at this time]...”. We may hire experts to operate the referral business but we are unable to predict when we might do so.

17. Please add your supplemental response to prior comment 28 from your letter dated October 31, 2006 to the registration statement.

We respectfully request that this language not be added to Amendment 4 as it is no longer responsive to the issues it addressed in Amendment 3 nor are we concerned with those issues. Please examine our responses to your comment #11 and the associated Amendment 4 modifications.

Competitive Situation,Page 4

18. Please explain “...[W]e focuses on including only authoritative and up-to-date context in our directory...” Who determines this and what criteria is used to make the decision?

We have added language to the disclosure to detail how our President works closely with the editors to insure that “only authoritative and up-to-date context is in our directory base”. (Page 5)

Ms. Janice McGuirk

March 14, 2007

19. We note your reference to “the time and cost constraints of this [human edited] method.” Please add a risk factor discussing the time and cost constraints.

We have added a Risk Factor “Time and Cost Constraints” as you requested. (Page 12)

Marketing Activities, Page 5

20. As previously requested in prior comment 30 from our letter dated July 27, 2006, please explain whether you intend to make it clear to the individuals utilizing the search feature that the search results are advertisements and that all of the businesses featured in your database are paid advertisers. Discuss the impact this may have upon the ability to attract users to your database.

We do not intend to advise users concerning this subject matter. In our opinion, websites listed on SuperDirectories are not advertisers. Any who purchase and/or use our banners are considered to be advertisers. We draw upon our opinion that any listing, for instance in a phone book, is not necessarily an advertisement. It is our opinion that other internet directory managements have the same view considering advertisers to be those who pay a listing fee, a pay-per-click fee or have signed an “Associate or Affiliate” Page 7. Language has been changed accordingly.

21

As requested in prior comment 31 from our letter dated July 31, 2006 please discuss the impact of removing listing websites that are not part of a Pay-per-Click agreement, upon the database/directory. Discuss the impact this will also have on the usefulness of your search feature.

We have no plan to remove websites that are not part of a pay per click agreement as it would likely have a negative impact. Page 6. We hope that we have adequately responded to this concern at length in discussing your comments 11 and 17, above.

Employees, Page 6

22

We reissue prior comment 34 from our letter dated July 27, 2006. Disclose the number of independent consultant/editors you currently use “on a contract basis”. Please file a copy of the contract as an exhibit to the registration statement as required. Disclose any relationship between these consultants and the company, its officer and any affiliates of the officer. We may have further comment.

We have made the disclosure you instructed concerning the number of editors as well as that there are no written agreements, no relationships between these consultants and the company, or its officer or any affiliates of the officer. Page 7

Risk Factors, page 7

23.	Please expand risk factor 13 to include the potential risk or harm to the company as a result of those issuances.

We have amended Risk Factor 13 (now 14), adding language setting forth an actual dollar amount covering Regulation S issues during the period from October 1, 2002 through September 30, 2005 subject to the rescission offer and to delete references to the risks. The total amount would have been approximately $941,000 if every shareholder had rescinded. As is disclosed in Item 4 of Part II, no shareholder rescinded. See, also, page 28 (753 sales for 16,301,161 shares at $941,748.57). The rescission offer was made more than 16 months ago (October 15 and 16, 2005). Therefore, we believe the potential for risk or harm to the Company to be minimal.

Ms. Janice McGuirk

March 14, 2007

24.

We note the statement, “[F]inally, these shares may be subject to the statute of limitations.” Explain this statement and provide the basis. Clarify the number of shares total that were the subject of the rescission and state when these shares were issued. We may have further comment.

We have deleted language regarding the applicability of the statute of limitations along with other possible defenses (number 23 above). However, it is our understanding that Sections 11, 12 and 13 of the Securities Act, are applicable. We also believe that extensions that may have been provided under Sarbanes-Oxley in case of fraud are not applicable here as no fraud has been alleged against us. All the affected shareholders were informed regarding the recission in October, 2005. The number of shares is to be found in Item 4 as are dates of issue and payment received. (Page 28 and number 23 above).

25.	Please discuss in greater detail the reason for the rescission. Discuss the potential liability that the company would face if all the investors were to request rescission rights.

The rescission offer was made solely to avoid the risks of claims or litigation being filed against the company by to providing shareholders the option to return the shares and retrieve their investment. Potential liability is also discussed in our response to comment Number 23 above ($941,000). See, also, Item 4, Part II in Amendment 4 on Page and Risk Factor 14 on Page6.

26.

Revise the discussion of Mr. Wright’s option shares to clearly disclose the terms of the written agreement with Mr. Wright and clarify how those activities would appear to fall within the prohibited activities. In addition, clarify the fact that the agreement indicated that Mr. Wright would not provide any services that would render him ineligible to receive stock pursuant to a Form S-8 does not mean that such activities did not fall within the prohibited activities or remove the statement.S

We have revised the language in the risk factor to provide the clarity that you have requested. Further, we do not believe Mr. Wright's services fall within the prohibited practices.

27.	In the third paragraph, we note the statement, “[S]several steps have to be taken and no such steps have been taken.” Please clarify the steps you are referring to.

Revisions have been made in the disclosure to explain that the disqualifying steps we refer to are those required to develop a public market for the Company’s stock. Those steps include the development of relationships with broker dealers, market makers and IR/PR firms. Specifically, a prospective market-maker must file a Form 211 with the NASD to obtain permission to publish a quotation either on the Pink Sheets or on the OTC-BB. No one of the Company, Mr. Lalonde or Mr. Wright has the credentials required by NASD to file a Form 211 and none of them has as yet established any relationship on behalf of the Company to cause any broker or market-maker to do so.

28.

Explain the basis for your statement that even without the registration pursuant to Form S-8 the shares were validly issued and transferred. Explain this “donation” of 1,485,000 shares. Explain your reference to “replacement shares issued pursuant to another registration or exemption transaction.” We may have further comment.

The first issue of shares to Mr. Wright (2,484,300 shares) occurred on April 11, 2005 prior to the filing of the S-8. This is disclosed in Item 4, Part II. (Page19) A single purchaser, no public offering, no public announcement and no fees or commissions form the basis for an exemption under Section 4(2) of the 1933 Act. We have deleted the reference to “replacement shares” as not being viable.

The “donation” was the gift made by Mr. Wright to members of his family and two acquaintances, in all 1,485,000 shares (please see our response to your comment respecting that gift). The Company did not make the gift or participate in any way. Mr. Wright alone made the gift, and the Company received nothing.

Ms. Janice McGuirk

March 14, 2007

29. The risk factor 13 should focus on the risks to the company and should clearly state the risks. Please revise accordingly.

We examined the language of Risk Factor 13 (now 14) and revised it to insure that it focuses on risks to the company and states them clearly. The risks to the Company are payments for shares returned to us or fines or other penalties. We are unaware of any other claim, nor has a claim of any nature been made against us.

Item 2. Plan of Operation, page 12

30. As requested in prior comment 37 from our letter dated July 27, 2006, please provide a detailed discussion of your plan of operations. See Item 303(a) of Regulation S-B. In this regard, provide the specific steps you plan to take in furtherance of your plan of operations, the time frame for commencing and completing each step, the estimated expenses associated with each step, and the anticipated source(s) of funding.

We have revised Item 2 Plan of Operation, beginning on Page 14 to indicate our inability to provide the details you have requested here. We respectfully suggest, in those circumstances, that our revised disclosure does comply with the requirements of Item 303 (a) of Regulation S-B and we request that you consider the explanation for our request..

In addition, we have added language required by 303(c) of regulation S-B to indicate that “we have no off balance sheet arrangements to report.

31. Please state the basis for your belief that you can raise $1,000,000 of additional capital in the next 12 months, considering the fact that you have no placement plan or offering strategy at this time.

We respectfully submit our opinion that the basis for our belief that we can raise $1,000,000 of additional capital in the next 12 months has been clearly stated in Item 2 Plan of Operation, on page 15 of Amendment 4) The Company’s President continues to receive inquiries from existing shareholders and/or persons referred by existing shareholders seeking to acquire SuperDirectories’ common stock. That activity has resulted in average monthly stock sales under Regulation S of approximately $100,000 which continues. We believe that to be a solid basis for our disclosure.

32. Discuss how long you can currently satisfy your cash requirements based solely upon the current cash available to the company.

Our cash balances at 12/20/06 were $624,000. During the 12 months ended 9/30/06 we expended approximately $600,000 in cash (please see our Statement of Cash Flows included in the financial statement exhibits). Therefore, we conclude that we can “currently satisfy our cash requirements based solely upon the current cash available to the company” for at least 12 months.

33. We reissue prior comment 39 from our letter dated July 27, 2006. It does not appear that management has a basis for the statement that it “is confident that the present level of interest will continue and approximately $1,000,000 additional capital will be raised in the next 12 months: and that management believes it can obtain significant new capital on short notice. Please remove such disclosure.

Please see our response to your comment #31 and 32.. While we believe that the approximately $100,000 per month in stock sales provides a basis for our statement, we have, however, removed the disclosure in accordance with your instruction that we do so.

34.

Please clarify how “management can delay expenditures...” Please provide specificity as to what expenditures you are referring to and the time frame you are anticipating when stating “until capital is raised”, as noted in the paragraph following the table on page 13.

We have clarified in the disclosure, “how management can delay expenditures” as you have instructed. (Page 17)

Ms. Janice McGuirk

March 14, 2007

Pay Per Click, page 13

35.

Please update the discussion to disclose whether or not your Pay Per Click fees program has commenced as anticipated. Disclose the date of commencement and the effectiveness of that program to date in terms of clicks per month and the dollar amount raised.

We have updated this disclosure as requested. The program has not yet commenced. No transactions have been recorded by the Company. No fees have been received by the Company.  (Pages 6 and 17)

36.

Additionally, please update to disclose the status of your attempt to convert all present free-banner sites to paid sites. Disclose the total number converted to date and the dollar amount of fees received.

We have updated this disclosure as requested. To date, no free-banner sites have been converted to paid sites. No fees have been received by the Company.  (Page 17).

37.	Briefly clarify what constitutes the Associates program and the Affiliates program.

We have supplied the requested information in the disclosure at Page 17 as a description of Associates and Affiliates..

38.	Update the disclosure on page 14 to indicate whether or not you have started your campaign for those listings, as anticipated “...as soon as possible after September, 2006.”

We have updated the disclosure as you requested to reflect that the campaign has not yet been started.  (Page 17)

39.	Provide the basis for the statement that you expect to increase your conversion to payment to approximately 50% at the $.25 rate or remove.

We have removed the statement.

40.	Please clarify the statement in the second paragraph on page 14 that “[W]e have a most complete listing of such sites.”

We have changed that statement to read “extensive” listing. (Page 17)

Further, please update to disclose whether you have entered into any agreements with hotel chains, tour operators, cruise lines, etc. Please disclose the material terms of any such agreements and file the executed agreement as an exhibit to the registration statement.

There are presently no such agreements.

41.

We note in the last paragraph on page 14, “[W]e intend to introduce a fixed “price per click”...” Please provide the status of this concept with respect to the company’s modifications and testing to prove the concept.

We do not expect to modify the concept until after we have tested it. Testing will take place when we commence operation and offer the program to prospective subscribers to it, we expect. Sometime after mid-fiscal year 2007.  (Disclosed on Pages 6 and 17.)

Ms. Janice McGuirk

March 14, 2007

42.	In the penultimate paragraph, please explain ““[W]e publish our data in a proprietary and unique set of categories in specific taxonomy.”

We have added language indicating the use of scientific classification and systematic assembly which we believe is unique to the Company resulting in organization of the database contents in “a proprietary and unique set of categories in specific taxonomy.”  Please see Page 19.

Item 3. Description of Property, page 16

43.	As previously requested in comment 48 from our letter dated July 27, 2006, please disclose how the rent payment is determined, since it appears that it is not a fixed amount.

The rent is now fixed at $3,000.00 a month.  (Page 20)

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

44.	We reissue prior comment 49 from our letter dated July 27, 2006. Update the information as of the most recent practicable date.

Ownership by beneficial owners and management has been updated to January 29, 2007.  (Pages 20 and 21)

45.	We reissue prior comment 50 from our letter dated July 27, 2006. Provide the disclosure required by Item 403(c) of Regulation S-B relating to changes in control.

We state in Item 4 of Part I on Page 21: “There is no plan or arrangement which might lead to a change in control.

Directors, Executive Officers, Promoters, and Control Persons, Page 17

45.

We reissue comment 51 from our letter dated July 27, 2006. Please revise this section to disclose Mr. Leland’s business activities relating to AcquaNature USA and discuss the business of AcquaNature USA.

Mr. Lalonde’s business activities relating to Aqua Nature of USA, Inc. are limited to reviewing accounts payable and financial items and making payment decisions. The business of Aqua Nature of USA, Inc. is limited to owning the land and residence used by Mr. Lalonde for family purposes and for the office of the Company. (Pages 20 and 21)

The sole business of Aqua Nature of USA, Inc. “Is owning and managing properties controlled by Mr. Lalonde.” Mr. Lalonde is the majority shareholder of Aqua Nature of USA. Please see also Item 5, Part I, (Page 21 and 22).

46.	Disclose the amount of time Mr. Lalonde devotes to your business, in addition to the percent.

Mr. Lalonde devotes 100% of his available time to the business of the Company. He works on Company programs, finances and regulatory matters 10-12 hours a day, seven days a week. See “Employee”,  Page 7.

48.	Provide the disclosure required by item 401 of Regulation S-B for Mr. Benware.

Mr. Benware has been a member of his firm for the past five years. We have also disclosed he is not a director, officer or employee, but performs the function of CFO for us by virtue of the accounting services performed by his firm, Dragon/Benware. See Items 4 and 5, Part I, Pages 21 and 22.  Mr. Benware’s occupation, age, stock ownership, income received by his firm,

Ms. Janice McGuirk

March 14, 2007

Dragon/Benware, and the functions Mr. Benware and his firm perform are included there. See Items 4 and 5, Part I.

Item 7. Certain Relationships and Related Transactions, page 20

49.

We reissue prior comment 54 from our letter dated July 27, 2006. Please disclose in this section the rent paid for the past two fiscal years and the interim period to AcquaNature USA (NB: correct name is Aqua Nature of USA, Inc.).

The rent is disclosed in Item 3, Part I – Description of Property. (Page 18) and item 7 of Part I (Page 22) Rent paid has been updated to include the last three fiscal years and first quarter of current year. (Page 22).

50.

Fully discuss Mr. Wright’s relationship and role with respect to the company. Discuss the services that he provided for which he received the cash of $90,000 and options to purchase 7,605,000 shares and state the exercise price of the options. We note that Mr. Wright made a gift to 22 members of his family and two acquaintances.   Explain the reason for gifting of these shares. We may have further comment.

We have made revisions to Item 7 on Pages 24 and 25 designed to answer, together with the comments immediately below, all of your points in this Comment Number 50. Please see Item 7 .

Mr. Wright is a minority shareholder and consultant, not an officer or director. The gifts were part of his estate planning. There is some question respecting the Company’s legal right to disclose any details of Mr. Wright’s gifting of shares as mentioned in Comment 50. However, Mr. Wright has provided the information in a memo to the Company which we have attached hereto as Attachment 1.

51.

We note that Mr. Frank Wright has been engaged again as a consultant to the company. Since it appears that he will be doing work for the company on a continuing basis, please discuss the services to be provided and the material terms of this arrangement since you do not appear to have a recent agreement.

It is true that Mr. Wright is once again a consultant to the Company. He serves as an informal liaison between Mr. Lalonde, counsel, and auditors. The only specification in the oral agreement is payment to Mr. Wright of $8,000.00 per month on a month to month basis. Mr. Wright’s duties relate to reviewing the work of the professionals and the company with respect to its obligations as a reporting company. Mr. Wright does not assist us in raising capital. Mr. Wright does not engage in any effort to promote or maintain a market for our securities. Mr. Wright's activities were fully disclosed in Part I, Item 7.

52.

We reissue prior comment 56 from our letter dated July 27, 2006. We note the complimentary advertising on the SuperDirectories, Inc. Website by company shareholders, please identify the shareholders, disclose the dollar value attributed to these transactions, and briefly provide the reason for this free service. Discuss the future of these transactions. For example, were these free services provided in connection with a sale of securities or were these services offered to existing stockholders. This transaction should be clearly disclosed in this section.

We have disclosed in Item 7 that only three shareholders were involved in that activity, and that there was no dollar value attributed to that advertising and they were not charged for it. They were offered the banners because they have businesses which might choose to use banners on a permanent basis. The complimentary advertising was not done in connection with a securities transaction. See Part I, Item 7.

53.	The compensation paid to Mr. Lalonde’s daughter, and a discussion of the work done and compensation received should be included in this section.

The compensation paid to Mr. Lalonde’s daughter, and a discussion of the work done and compensation received has been moved to Item 7. (Page 24) as requested.

Ms. Janice McGuirk

March 14, 2007

Part II.

Item 1. Market Price...

54.	Please update the information pertaining to the number of outstanding shares of company stock and the number of shareholders, as of a more recent date.

We have updated the information through January 29, 2007.

Item 4. Recent Sales of Unregistered Securities

55.

We reissue prior comments 62 and 63. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

All of the sales subject to the rescission offer were issued to non-United States persons between October 1, 2002 and August 31, 2005. Part II, Item 4. We believe that the facts of the rescission are fully set forth on Pages 32-34. See also Part II, Item 4. We respectfully submit our opinion that sufficient documentation was made in the initial offering and amendments. In order to address your continued concern we have outlined the steps taken. We hope that we have thereby fully addressed all your concerns in regard to the availability of Regulation S.

Forms 10-QSB for quarterly periods ended 12/31/05, 3/31/06 and 6/30/06

56.	We reissue prior comments 66, 67, and 68 in our letter dated July 27, 2006. Please amend your quarterly reports to reflect the responses to these comments.

Our response to this reissuance of comments 66, 67, and 68 in your letter dated July 27, 2006 is incorporated into our response to your next comment below. We respectfully request that we be allowed to address any of the concerns contained in those comments in future reports, if they have not been adequately addressed in our most recent quarterly report. Indeed, we hope that our most recent quarterly report did address those comments adequately.

57.	Revise the Forms 10-QSB to comply with the comments issued above on the Form 10-SB, as applicable.

We believe our 10-QSB filing of February 12, 2007 for the Quarter ended December 31, 2007 has been revised to reflect comments 66, 67, and 68 in your letter dated July 27, 2006, as well as to the Form 10-SB. We intend to fully reflect your comments and amplify our responses to same in our future quarterly reports. To amend our prior 10-QSB filings would take considerable time and resources that we might apply to implementation of our business plan and to the raising of additional capital. We therefore respectfully request that we be allowed to reflect the aforementioned comments, if necessary, more fully in the next filing on Form 10-QSB. We hope that the Company’s recent filing on form 10-QSB has adequately addressed some of your concerns in the preceding two comments.

Once again we thank you for your continued assistance in achieving the disclosure deemed appropriate to complete our filing.

Very truly yours,

/s/
                                                                        GRIFFITH, McCAGUE & WALLACE, P.C.

Charles B. Jarrett, Jr.

CBJ/hma

cc:  Luke Lalonde
       Frank Wright

ATTACHMENT 1

FRANK G. WRIGHT
44 Philips Farm Road
Marshfield, MA 02050

March 12, 2007

Charles B. Jarrett, Jr., Esq.
Griffith, McCague and Wallace, PC
FAX: (412)-803-3678

Subject:    Confidential Disclosure of My Personal Gifts of SuperDirectories Stock

Dear Mr. Jarrett:

SEC has asked you and SuperDirectories to "clearly name" these individuals to whom I gifted shares. In the second column you will also see their relationship to me. I respectfully request that if any such disclosure must be made by SuperDirectories, it be done in a "supplemental" document or correspondence.

Wright, Lee & Frank	Selves
WRIGHT, LEE B.	Wife
Wright, Lee	Wife
Wright, Lee	Wife
Brady, Tracey & Brady, David JTWROS	Daughter
Brady, Tracey	Daughter
Wright, Darryl	Son
Lillian M Wright	Former wife
Coen, Christopher	Nephew
Coen, Christoper	Nephew
Abramson, Maureen	Niece
Abramson, Maureen	Niece
Coen, Patrick	Nephew
Coen Patrick	Nephew
Coen, Patrick	Nephew
Coen, Terence	Nephew
Coen, Sean	Nephew
Sean & Lisa Coen Cust. for Caleigh Coen	Nephew, family
Coen, Eileen M	Sister
Blair, Paul	Brother-in-law
Blair, Russell	Brother-in-law
Blair, Ray	Father-in-law
Freedman, James P	Retired Dentist
Buechel, James	Dentist

Sincerely,

/s/ Frank G. Wright
Frank G. Wright